EXHIBIT L


                               STATE OF CONNECTICUT


                      DEPARTMENT OF PUBLIC UTILITY CONTROL
                              TEN FRANKLIN SQUARE
                             NEW BRITAIN, CT 06051



DOCKET NO. 99-08-03 APPLICATION OF SELECT ENERGY, INC. FOR AN
                    ELECTRIC SUPPLIER LICENSE


                                December 16, 1999




                         By the following Commissioners:


                                  Glenn Arthur
                             John W. Betkoski, III
                                Jack R. Goldberg


                                    DECISION

                             TABLE OF CONTENTS



I.    INTRODUCTION . . . . . . . . . . . . . . . . . . . . . 1
A.    SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . 1
B.    BACKGROUND OF THE PROCEEDING . . . . . . . . . . . . . 1
C.    CONDUCT OF THE PROCEEDING  . . . . . . . . . . . . . . 1
D.    PARTIES AND INTERVENORS  . . . . . . . . . . . . . . . 1

II. DEPARTMENT ANALYSIS  . . . . . . . . . . . . . . . . . . 2
A.    COMPANY STRUCTURE  . . . . . . . . . . . . . . . . . . 2
B.    TECHNICAL  CAPABILITY  . . . . . . . . . . . . . . . . 4
C.    RENEWABLE PORTFOLIO REQUIREMENTS . . . . . . . . . . . 5
D.    FINANCIAL  CAPABILITY  . . . . . . . . . . . . . . . . 7
E.    MANAGERIAL  CAPABILITY . . . . . . . . . . . . . . . . 8
F.    CUSTOMER SERVICE . . . . . . . . . . . . . . . . . . . 9
  1. Customer Service Plan . . . . . . . . . . . . . . . . . 9
  2. Standard Service Contract . . . . . . . . . . . . . . .12
  3. Acquisition of Customer Information . . . . . . . . . .12

III. FINDINGS OF FACT  . . . . . . . . . . . . . . . . . . .13

IV. CONCLUSION AND ORDERS  . . . . . . . . . . . . . . . . .14
A.    CONCLUSION . . . . . . . . . . . . . . . . . . . . . .14
B.    ORDERS . . . . . . . . . . . . . . . . . . . . . . . .14

I. INTRODUCTION

A.   SUMMARY

     This docket addresses Select Energy, Inc.'s request for an Electric Supplier License to operate as an electric supplier providing electric generation services to consumers within Connecticut. In this Decision, the Department of Public Utility Control finds that Select meets the technical, managerial and financial capability to operate as an electric supplier serving commercial and industrial customers. The Department also finds that upon Department review and approval of certain documents, Select will meet the requirements to serve residential customers. Further, Select has sufficiently demonstrated its ability to meet the renewable portfolio standards. However, the record does not currently contain sufficient information for the Department to make a determination as to whether Select is in compliance with the Code of Conduct. Additionally, there is scant evidence on the record concerning the circumstances surrounding Select's procurement of the billing histories and interval load data for approximately 3500 customers. The Department believes further investigation into these issues is required. As a result, the Department grants Select a provisional electric supplier license effective from December 16, 1999, to June 30, 2000. The Department intends to open a docket to conduct a full investigation into these matters.

B.   BACKGROUND OF THE PROCEEDING

     By application received on August 4, 1999, (Application), filed pursuant to Statute 16-245 of the General Statutes of Connecticut (Conn. Gen. Stat.) and Statute 16-245-1 to Statute 16-245-6, inclusive, of the Regulations of Connecticut State Agencies (Conn. Agencies Regs.), Select Energy, Inc. (Select) requested the Department of Public Utility Control's (Department) approval for a license to operate as an electric supplier providing energy to consumers within Connecticut.

C.   CONDUCT OF THE PROCEEDING

     By Notice of Hearing dated October 29, 1999, a public hearing on this matter was to be held on November 16, 1999, at the Department's offices, Ten Franklin Square, New Britain, Connecticut 06051. By Notice of Rescheduled Hearing dated November 8, 1999, a hearing was conducted on November 15, 1999. The hearing was continued to November 22, and 23, 1999, at which time it was closed.

     The Department issued a draft Decision in this matter on December 6, 1999. All parties were provided an opportunity to file written exceptions to and give oral argument on the draft Decision.

D.   PARTIES AND INTERVENORS

     The Department recognized Select Energy, Inc., 107 Selden Street, Berlin, Connecticut 06037; and the Office of Consumer Counsel (OCC), Ten Franklin Square, New Britain, Connecticut 06051, as Parties to this proceeding.

     The Department recognized the State of Connecticut Office of the Attorney General (AG) as an Intervenor to this proceeding.

II. DEPARTMENT ANALYSIS

A.   COMPANY STRUCTURE

     Select is a corporation organized in Connecticut on September 26, 1996, with principal offices in Berlin, Connecticut. Application, p. 6; Late Filed Exhibit No. 2. Select is a wholly-owned subsidiary of NU Enterprises, Inc., which is a wholly-owned, unregulated subsidiary of Northeast Utilities (NU). September 29, 1999 Response to Department Letter of September 1, 1999, Item #1. Since receiving approval from the Federal Energy Regulatory Commission (FERC) in 1998 to become a competitive wholesale power marketer, Select has been aggressively expanding its wholesale bulk power marketing, and retail businesses throughout the Northeast. Application, Attachment C-5, p. 7. Select testified that its operations are physically separated from those of its regulated affiliates, including its information technology and customer support activities. Late Filed Exhibit No. 14; Tr. 11/22/99, pp. 349-350.

     The daily operations of Select are managed by a chief executive officer and two officers. Tr. 11/15/99, pp. 25-26. Its board of directors is made-up of four officers, including the chief executive officer. Tr. 11/22/99, pp. 336-337. Select stated that it has no employees of its own. Late Filed Exhibit No. 15. Certain employees of Northeast Utilities Service Company (NUSCO) provide full-time functional support for Select. Other NUSCO employees provide part-time administrative support in a variety of functional areas. The total number of NUSCO employees dedicated to Select and to the unregulated group controller function is 162. ID. Select confirmed that those NUSCO personnel were assigned to work exclusively for Select consistent with the laws and Code of Conduct as set forth in Conn. Agencies Regs. Statute 16-244h-1 to Statute 16-244h-7, inclusive. Late Filed Exhibit No. 1.

     Conn. Agencies Regs. Statute 16-244h-5(h) provides in part that,

     Except as permitted in subsection (f) of [Conn. Agencies Regs. Statute 16-244h-5], an electric distribution company and its generation entities or affiliates shall not jointly employ the same employees. This prohibition against joint employees also applies to board of directors and corporate officers, except that if an electric distribution company and its generation entities or affiliates are controlled by a holding company, any board member or corporate officer may serve on the holding company and with either the electric distribution company or its generation entities or affiliates, but not both.

     Conn. Agencies Regs. Statute 16-244h-5(f), in turn, provides in part that,

     (1)   An  electric   distribution  company,  its  parent  holding
     company, or a separate affiliate created solely to perform corporate support services may share with its generation entities or affiliates joint corporate oversight, governance, support systems and personnel. Any shared corporate support shall be priced, reported and conducted in accordance with the separation and information standards set forth in sections 16-244h-1 to 16-244h-7, inclusive, of the [Conn. Agencies Regs.], as well as other applicable department pricing and reporting requirements. . . . (3) Examples of service that may be shared include, but are not limited to: payroll, taxes, shareholder services, insurance, financial reporting, corporate financial planning and analysis, corporate accounting, corporate security, human resources (compensation, benefits, employment policies), employee records, regulatory affairs, lobbying, legal, and pension management. Examples of services that may not be shared include: employee recruiting, engineering, hedging and financial derivatives and arbitrage services, electric purchasing for resale, purchasing of electric transmission, system operations and marketing.

     The record indicates that in 1999, Select has shared a number of officers with its regulated affiliate, The Connecticut Light and Power Company (CL&P), as follows:

                         TABLE 1
                    Percent Payroll Charged
                    January - October 1999






Employee                 Employee                  Select      Other      Regulated
  Name                     Title                   Energy   Unregulated     (CL&P)
----------------------------------------------------------------------------------------
F. Sabatino      Senior Vice President - Power      95.5        3.9         0.4
                 Marketing and Director

J. Noyes                  N/A                       89.8        0.5         9.5

C. Psoter                 N/A                       49.3       30.0        20.6

F. Klein          Assistant Secretary               42.3        7.9        49.5

J. Roman              Controller                     1.4        3.0        95.5

D. McHale              Treasurer                     5.9       32.0        62.0

M. Sullivan            Secretary                     9.7       15.1        74.9

R. Aronson    Assistant Treasurer - Treasury         3.2        0.8        95.8
                      Operations


Source: Late Filed Exhibit No. 1 HS 01, p. 2; Response to Interrogatory EL-25, p. 2. Select stated that it does not anticipate any material changes in these data for the remainder of 1999. As for 2000, Select anticipates that the 1999 percentages are a proxy for the charges split between the unregulated and the regulated businesses with the exception that those individuals who were assigned in 1999 directly to the unregulated business will charge their time and services to the unregulated and competitive business units. Id.

     The data contained in Table 1 indicate that without significant changes to the NUSCO employee assignment and allocation, Select will not be in compliance with the Code of Conduct. Furthermore, there are no data concerning the services assignment or payroll allocation for NUSCO's other approximately 150 employees assigned to Select. The record does not contain sufficient information for the Department to make a determination as to whether Select is in compliance with the Code of Conduct. Therefore, the Department believes that further investigation is required.

     The Code of Conduct unambiguously prohibits Select and CL&P from employing the same employees, with limited exceptions, and the Department requires strict adherence to the Code of Conduct. Select must not employ, in violation of the Code of Conduct, any employees assigned to perform services for CL&P. To preserve the level of managerial capability upon which Select's electric supplier license is based, Select should retain its current officers and directors until the Department completes its investigation into the Code of Conduct issues. The Department will order that from the date of this Decision to January 1, 2001, Select must notify the Department of any realignment of Select's officers, managers and supervisors at least 10 days prior to implementing such changes. More importantly, the Department will require strict monitoring and auditing to ensure that costs are not shifted to the regulated affiliate, CL&P. To avoid the potential for subsidization of Select by CL&P ratepayers, the Department believes it would be more appropriate for employees dedicated to Select to work directly for Select rather than NUSCO, which also provides services to CL&P.

B.   TECHNICAL  CAPABILITY

     Select  intends  to operate  as  a  marketer  of  electric  generation
services.   Tr. 11/15/99,  P.  120.   Select Proposes to offer electric
generation services to all customer classes (COMMERCIAL, INDUSTRIAL, RESIDENTIAL, AND GOVERNMENTAL) throughout Connecticut. Application, P. 5. Both the AG and the OCC have reservations about Select's readiness and commitment to serve residential customers. OCC Brief, p. 2, AG Brief, p. 2. The AG states in its brief that the Department should reject Select's Application unless Select commits to serving residential customers. AG Brief, p. 7. The OCC also states that the Department should reject Select's Application until such time that Select has developed a meaningful plan for the implementation of service to residential customers. OCC Brief, p. 6. The Department recognizes that Select is not currently positioned to market and serve residential customers directly. For the benefits and welfare of the Connecticut consumers, the Department strongly encourages Select to actively market and serve residential customers in Connecticut.

     To date, Select has provided approximately 500 Megawatts (MW) of electric generation services to retail end-use customers in five different
states:  RHODE  ISLAND,   MASSACHUSETTS,   NEW   HAMPSHIRE,  NEW  YORK and
PENNSYLVANIA.   Confidential Response to Interrogatory  EL-10.   Roughly  5
percent of Select's total retail load is made up of residential customers;
the remaining   95 percent   is   commercial   or industrial in nature.
Confidential Response to Interrogatory OCC-17, p.  2  OF  4;  Tr. 11/22/99,
p.  290.   Select is the supplier for one of the largest retail aggregated loads in New England, consisting of municipal and commercial customers in Massachusetts and Rhode Island. Tr. 11/15/99, p. 20.

     Select has experience providing electric generation at the wholesale level. Last year, Select successfully fulfilled the terms and conditions of its one-year, 3,000 MW commitment to provide standard offer service for
Boston Edison.   Response to Interrogatory EL-8.  During 1998 and  1999,
Select executed a number of firm and non-firm agreements to sell electric generation at the wholesale level, and deliver it to the New England Power
Pool   (NEPOOL)   Pool   Transmission   Facilities  (PTF).    Response   to
Interrogatory EL-9. According to Select, it has "always fulfilled on its supply obligations in serving hundreds of supply contracts." Tr. 11/15/99,
p. 18.

     Select has successfully procured power and delivered it to wholesale and retail customers. Select testified that in the future it will use all tools available to procure power sufficient to meet its Connecticut retail load, including Request for Proposals (RFP), bilateral contracts and spot market purchases. Response to Interrogatory EL-5.

     Select retains sufficient capabilities to provide customer service and interact with electric distribution companies. It has an established information technology (IT) system to maintain overall customer information and billing data. Response to Interrogatory EL-11. Select maintains a Customer Information Center (CIC) in Berlin, Connecticut, staffed by eight
persons,   to   conduct   all   customer    interactions.    Responses  to
Interrogatories  EL-27  AND  EL-48.   Select  has  successfully  completed
Electronic Data Interchange (EDI) testing in New Jersey. Moreover, Select has played a leading role with EDI testing, operations and complaince in Massachusetts and Pennsylvania. Response to Interrogatory EL-12.

     Based  on   the  foregoing,  the  Department  finds  that  Select  has sufficiently demonstrated its technical capability, as required under Conn.
Gen.  Stat. <section>16-245,   to  operate  as  an  electric  supplier  in
Connecticut.

C.   RENEWABLE PORTFOLIO REQUIREMENTS

     Under Conn. Gen. Stat. <section>  16-245a  and  Conn.  Agencies  Regs.
<section>16-245-5, Select is required to demonstrate that not less than 0.5 percent of its total electricity output shall be generated from Class I renewable energy sources and an additional 5.5 percent of its total electricity output shall be from Class I or Class II renewable energy sources.

     Select does not own any electric generation facilities, and therefore, Select must and intends to contract for renewable resources to meet its renewable portfolio requirements. Tr. 11/15/99, pp. 141, 165-166. Select stated that, to meet its Class I renewable resources requirements, it will estimate the megawatt hours that it anticipates to serve in the year 2000, calculate 0.5 percent of those megawatt hours and then contract with third parties for those megawatts. Tr. 11/22/99, pp. 344-345. Select stated that Class I facilities exist today, that Class I renewable resources are available, that it believes there are sufficient Class I renewable resources to meet the requirement, and that it does not see a problem with meeting Class I requirements unless a significant portion of the state's customers go to retail choice in 2000. Tr. 11/15/99, pp. 168-169; Tr. 11/22/99, pp. 346-347. Although Select has not contracted with any party for Class I renewable resources at this time, it stated that it has discussed purchases with multiple suppliers. Confidential Tr. 11/22/99, p. 309.

     To meet its Class II renewable resources requirements, Select has entered into an agreement with Northeast Generation Company (NGC), another wholly-owned subsidiary of NU, and has filed a contract with FERC to purchase the output of the NGC resources for a four-year period. Tr. 11/15/99, p. 141. In the Confidential Hearing, Select has demonstrated that it can reasonably meet the Class II renewable resources requirements. Confidential Tr. 11/22/99, p. 305. Based on the foregoing, the Department believes that Select can fulfill its renewable portfolio requirements .

     Select stated that it will make all attempts to meet the renewable resources requirement and is not requesting a waiver at this time. Tr. 11/15/99, p. 140. However, Select states that it reserves the right to seek a waiver pursuant to Section 19 of Public Act 99-225, AN ACT CONCERNING REVISIONS TO CERTAIN PROGRAMS AND OPERATIONS OF THE DEPARTMENT OF ENVIRONMENTAL PROTECTION, EXTENSION OF CERTAIN WATER MAINS BY MUNICIPALITIES AND SPECIFICATIONS FOR CERTAIN PURCHASES MADE BY THE STATE, if (a) renewable resources are scarce, or (b) a waiver is granted to another electric supplier, on the basis of maintaining a competitive level playing field with Select's competitors. Tr. 11/15/99, pp. 21, 140.
Section 19 of Public Act 99-225 provides that the Department may allow electric suppliers to comply with the renewable portfolio requirements up to two years later than otherwise would be required if the Department finds that such requirements cannot be reasonably met. The record clearly shows that Select can meet the renewable portfolio requirements at this time. Select has testified that it believes there is sufficient Class I renewable resources to meet the requirement. Tr. 11/15/99, pp. 168-169; Tr. 11/22/99, pp. 346-347. Thus, the Department fully expects Select to meet the renewable portfolio standards.

     Select expressed concern that the prospective treatment of renewable portfolio requirements, which would be based on MWh projections, might force it to contract for more renewable resources than are necessary to meet the required supply. Tr. 11/22/99, pp. 309-312. Select argues that as a result, the cost of generation might be higher than necessary. To address this potential discrepancy, Select proposed that a "cure period" be implemented, during which a licensed electric supplier could make up the difference between its projected and actual renewable portfolio generation. ID.

     The Department sees merit in an adjustment period for meeting renewable resource requirements. It would give licensed electric suppliers the flexibility to provide lowest cost generation and make good faith efforts to meet the renewable resource requirements. Therefore, the Department approves an adjustment period as part of the compliance filing described below.

     Not later than June 1, 2000, and every six months thereafter, Select shall demonstrate to the Department that Select has complied with the renewable portfolio requirements. For each reporting period, if Select fails to meet Class I or Class II renewable portfolio requirements, it must true-up the difference between actual and required amounts for each class separately. Select must complete any required true-up within the immediately following three months. If Select exceeds Class I or Class II renewable portfolio requirements, Select can apply any excess amount of Class I or Class II toward the renewable portfolio requirements of each class, respectively, for the following reporting period. Any methods used by Select in calculating its renewable resources must be in accordance with Conn. Agencies Regs. <section>16-245-5. This quarterly reporting requirement is in addition to, not in lieu of, Select's annual reports pursuant to Conn. Agencies Regs. <section>16-245-5(b)(2).

     In addition, renewable energy source tracking mechanisms do not currently exist at ISO-NE. Tr. 11/15/99, pp. 140-141. Consequently, an alternative mechanism to demonstrate compliance with the renewable resource requirements must be implemented. As part of the filing in accordance with Conn. Agencies Regs. <section>16-245-5(b)(2), the Department will require Select to provide for the previous year each of the following: (1) actual, total electricity output; (2) actual amount of output purchased from each facility; (3) fuel type and description of each facility; (4) actual, total output purchased from the ISO-NE spot market; and (5) calculations, in accordance with Conn. Agencies Regs. <section>16-245-5, of the percentage of total electricity output generated from Class I and Class II renewable resources. In addition, Select must demonstrate the amount of Class I and Class II renewable resources procured at the ISO-NE spot market. For purposes of this reporting requirement, output purchased from the ISO-NE spot market will be considered the same as the New England average for each fuel source. Once a renewable energy source tracking mechanism has been implemented at ISO-NE, the Department intends to use such mechanism to the fullest extent possible to achieve the objectives outlined in Conn. Gen. Stat. <section>16-245a.

D.   FINANCIAL  CAPABILITY

     Select testified that it carries an adequate amount of insurance, through its general liability, professional liability and workers' compensation policies, to provide for or support its financial fitness to perform its obligations as a electric supplier licensee. Application, Attachment D-1; Late Filed Exhibit No. 7; Tr. 11/15/99, pp. 55-57. In addition, Select maintains numerous surety bonds that are required as a provision to conduct business with specific utilities and other state regulatory entities. ID; Late Filed Exhibit No. 8.

     To date, Select has provided its first and second quarter financial statements for 1999. September 29, 1999 Response to Department Letter of September 1, 1999, Item #1; Late Filed Exhibit No. 9. Select testified that its third quarter financial statements for September 30, 1999, are being reviewed and will be filed with the Securities and Exchange
Commission shortly. Tr. 11/22/99, pp. 398-400. A review of Select's June 30, 1999, quarterly financial statements shows cumulative losses of $33 million. Late Filed Exhibit No. 9. As of the second quarter, Select's parent company, NU Enterprises, infused a total of $50 million in capital and made an advance in the amount of $19.4 million. ID. Select stated that its cash flow position would be evaluated on a quarterly basis to determine a specific payoff date of the $19.4 million advance. Tr. 11/23/99, pp. 409-411.

     OCC has reservations about Select's financial position in that Select relies heavily on its parent to assist it with its unprofitable operations. OCC Brief, p. 5. OCC stated that the Department should not grant Select an electric supplier license until such time that the financial issues that arose in these proceedings are resolved. OCC Brief, p. 7.

     According to Conn. Agencies Regs. <section>16-245-4, an electric supplier shall maintain security in an amount of $250,000 that will ensure its financial responsibility and its supply of electricity to end use customers in accordance with contracts, agreements or arrangements.{1} In compliance with the Department's licensing requirements, Select has posted a performance guarantee in the amount of $250,000 from NU to pledge its full and prompt performance of its payment obligations. Application, Attachment E-1. In addition, Select provided evidence of NU's credit rating to ensure that NU is creditworthy and has the financial resources to perform it obligations as the guarantor. Tr. 11/15/99, pp. 64-66; Late Filed Exhibit No. 11.

     OCC is concerned that the proposed merger of NU with Consolidated Edison casts doubt on Select's ability to honor contracts going forward if the merger takes place. OCC Brief, p. 7. In response to questions about the merger and its possible effect on the parent guarantee, Select testified that the merger would enhance the creditworthiness of all the NU companies. Select expects the merger to improve its ability to secure credit instruments. Tr. 11/15/99, pp. 64-65.

     Select has no history of bankruptcy, dissolution, merger or acquisition in the two calendar years immediately preceding this
Application. Application, Attachment C-7. Select stated that it has the financial capability to meet its supply obligations to Connecticut's consumers as demonstrated by its ability to carry specific insurance coverage, performance guarantee, and access to external and internal credit instruments. Select Brief, p. 4; Tr. 11/23/99, p. 411; Application, Attachments D-1 and E-1. Further, Select's financial capability is enhanced by NU's equity contributions and advances. The Department concludes that Select possesses adequate financial resources, as required under Conn. Gen. Stat. <section>16-245, to provide electric supplier services. However, the Department directs Select to file its September 30, 1999, quarterly financial statements no later than December 15, 1999, and its 1999 audited financial statements no later than March 15, 2000.

E.   MANAGERIAL  CAPABILITY

     Select is managed by a chief executive officer, William Schivley, and two officers, Frank Sabatino and Stephen Fabiani, all of whom have extensive experience in both the regulated and competitive electric industry. Tr. 11/15/99, pp. 25-26; Late Filed Exhibit No. 2. According to Select, each of these officers with the exception of Fabiani has been an integral part in managing the BOSTON EDISON Company STANDARD OFFER SERVICE CONTRACT, WHICH IS THE LARGEST POWER SUPPLY ARRANGEMENT IN THE NEWLY RESTRUCTURED ELECTRIC INDUSTRY. Late Filed Exhibit No. 2.

     Mr. Schivley has 26 years of energy industry experience, most recently at CMS Energy Company in Michigan. He was executive vice president and chief operating officer for CMS Marketing Services and Trading Company, which employed 200 and had $1 billion in sales. Prior to that, Schivley formed and became president of CMS Electric and Gas Marketing Company. Late Filed Exhibit No. 1.


     Mr. Sabatino is responsible for power marketing, supply aggregation and fossil fuel purchasing for Select. The record indicates that he has over 29 years of energy industry experience. Sabatino began his career at NU as a cadet engineer in 1970 and rose through positions of increasing responsibility until he assumed his present position at Select in April 1999. Application, Attachment C-2.

     Mr. Fabiani is responsible for building and directing Select's unregulated retail sales and marketing organization in conjunction with developing reliable energy supply strategies and innovative energy products and services to provide total energy solutions for customers. ID. Prior to his career at NU, Fabiani was employed at EnergyVision as vice president of Supply and Risk Management. He began his career at NU in November 1998.

     Based on the evidence presented, the Department finds that Select has the managerial capability, as required under Conn. Gen. Stat. <section>16-245, to provide electric supplier services in Connecticut.

F.   CUSTOMER SERVICE

     In its application, Select indicated that it would offer its services to all types of customers (commercial, industrial, and residential). Application, Section F(2). Through the course of the proceeding, it became apparent that Select is not ready to offer its services to the residential portion of the deregulated electric supply market. In its brief, Select states that it is not currently positioned to market and serve residential customers directly. Select Brief, p. 8.

     1. Customer Service Plan

     Under Conn. Agencies Regs. <section>16-245-2(b)(12), Select is required to submit a customer service plan. This plan must consist of its security deposit procedures and requirements, customer complaint handling and dispute resolution procedures, customer termination procedures, customer rights and responsibilities and customer information and disclosure procedures.

     At the present time, Select will not require a security deposit from a residential customer, as stated in its draft residential electric service agreement. Select Brief, Exhibit B. The AG, is concerned about Select's testimony that the issue of credit screening for the purpose of initiating security deposits for residential customers could be taken up at a later date. AG Brief, p. 4, Tr. 11/23/99, p. 441. The AG and the OCC argue that Select should be required to submit to the Department for review and approval any proposed changes to the residential contract that would introduce credit screening. AG Brief, p. 5; OCC Brief, p. 3. The Department agrees, and will so order below. The Customer Security Deposit and Credit Procedures, as shown in Exhibit C-11 of the Application, must be revised to reflect Select's current policy of not collecting security deposits from residential customers.

     In its Energy Supply Agreement (ESA) for commercial and industrial customers, Select will require that customers be subject to credit approval prior to commencement of service or if a customer's credit situation changes materially. Select Brief, Exhibit A. A receipt for the security deposit will be provided to each customer and a record will be kept of each security deposit collected. Response to Interrogatory EL-51. Select has testified that it would abide by any Connecticut laws concerning the return of security deposits and the determination of good credit. Tr. 11/15/99, p. 106. Select has testified that it would maintain specific security deposit requirements, such as criteria to warrant the return of the deposit, within the context of the ESA. Tr. 11/15/99, pp. 104-106, Tr. 11/22/99, p. 322. Furthermore, Select has stated that the terms and conditions regarding customer credit checks would be made available to customers prior to the signing of the ESA. Tr. 11/15/99, p. 322.

     Select's CIC will be accessible from 8 a.m. to 5 p.m. Monday through Friday. Application, Exhibit C-11, Customer Service Plan. Select will not maintain a walk-in customer service location. Response to Interrogatory EL-49. Select has provided its toll free customer service number and mailing address for customer inquiries and complaints. Application Sections C (8) & C (9). After normal business hours, Select will maintain voice messaging and e-mail access. Response to Interrogatory EL-44. It is Select's policy to respond to voice messages and e-mail messages within 24 hours, barring unforeseen circumstances. Tr. 11/15/99, pp. 101-102. Select has provided the name, address, telephone number and fax number of the employee designated for complaint resolution for the Department's Consumer Assistance and Information Unit. Response to Interrogatory EL-28. Select has stated it will maintain all records of customer complaints for a minimum of three years from the date of the complaint and will make customer complaint records available to the Department upon request. Application Exhibit C-11, Customer Service Plan. Select currently employs bilingual personnel in its CIC. Response to Interrogatory EL-46. The toll free number used by the CIC can accommodate up to 300 calls. Response to Interrogatory EL-45. Select currently employs six customer service representatives to answer its toll free number. Response to Interrogatory EL-47, Tr. 11/15/99, p. 102. At the present time, Select does not anticipate additional staff for this purpose, but testified that it would increase the number of staff as customers increase. Tr. 11/15/99, pp. 102-
103. In addition to the customer service representatives, Select has two supervisors available for resolving customer complaints and inquiries.
Response to Interrogatory EL-48. Although Select does not anticipate adding customer service staff in the near future, Select would do so if the need arises as its customer base grows. Tr. 11/15/99, p. 103.

     Select's termination policy was submitted as part of its customer service plan and further refined in response to Interrogatory EL-53. Select has stated that it cannot disconnect a customer's electric service for any reason; only the Distribution Company can. Application Exhibit C-11, Customer Service Plan. Select can terminate an ESA if any account balance is outstanding more than 30 days past the due date. ID. The exact procedures that Select will undertake, and which comply with Conn. Agencies Regs. <section>16-3-100, are:

     At fifteen (15) days past due, a bill is considered delinquent and contact with the customer will be initiated by letter.

     At thirty (30) days past due, the Select's Credit and Collection Department (CCD) will attempt to contact the customer by
     telephone.   If  they  are  unable  to contact  the  customer  by
     telephone, or unable to obtain a payment arrangement, then another letter will be sent to the customer concerning actions to be taken if payment is not forthcoming.

     At forty-five (45) days past due, the CCD will again attempt to reach the customer by telephone to secure payment or make a payment arrangement. If payment is not forthcoming, the CCD will review each account to ensure that a revert to host letter was sent to the customer. The CCD will initiate action to the Local Distribution Company to revert the customer to host. A letter will be sent to the customer indicating that the contract has been terminated and that the account will be reverted to host at the next scheduled meter reading.

Source: Response to Interrogatory EL-53-RV01.

     Select reported that in the states in which it is currently operating, it does not report delinquent customers to a credit-reporting agency. Tr. 11/15/99, p. 77. Select intends to do the same in Connecticut, but would notify its customers if its policy changes. Tr. 11/15/99, pp. 77-78. . The Department will require Select to notify the Department prior to implementing any changes in Select's delinquency reporting policy.

     In the Customer Service Plan submitted with the Application, Select included a section on Customer Rights and Responsibilities. Application Exhibit C-11, Customer Service Plan. This section states that a customer has until midnight of the third business day after the day on which the customer executed an ESA to cancel that ESA by contacting Select at its toll free number. ID. When asked how customers would be made aware of all Select's customer service policies, Select stated that it anticipated developing a "Customer Rights Handbook" prior to the retail access date of January 1, 2000. The handbook would clearly delineate customer rights and responsibilities and address Select's customer service policies. Response to Interrogatory EL-54. The handbook, submitted as Late Filed Exhibit No. 13, was not a finished document Select plans to complete the handbook by late December. Tr. 11/15/99, p. 110. To satisfy the requirement of Conn. Agencies Regs. <section>16-245-2(b)(12) , a complete version of the handbook must be submitted to the Department no later than January 31, 2000. The handbook must contain all of Select's customer service policies and should clearly distinguish residential customer policies and procedures from those for commercial or industrial customers.

     Select intends to maintain its customer data in its IT system that will preserve overall customer information and billing data. According to Select, the IT system employs security measures to protect confidential customer information. Response to Interrogatory EL-11. Select further testified that its system is secure and can only be accessed by its employees. Tr. 11/15/99, pp. 72-73. Select has stated that its policies and procedures for switching a customer's electric supplier will be in compliance with Conn. Gen. Stat. <section>16-245s(b). Response to Interrogatory EL-32. Select has also affirmed that it will not release customer information unless it has a release authorization to do so. Application, Affidavit No. 4.


    Select is not currently under investigation in any state or jurisdiction
for  violation of any consumer protection law or regulation.   Application,
Section  C  (18).   Additionally, Select has not been fined, sanctioned, or
otherwise penalized for violation of any consumer protection law or regulation in any state or jurisdiction. Application, Section C (19).

     2. Standard Service Contract

      In response to the presiding commissioner's request during the hearing, Select submitted to the Department a revised commercial/industrial Energy Supply Agreement (ESA) and a residential Electric Generation Services Agreement (EGSA) in Select's Brief. The Department has reviewed the ESA and EGSA and finds them to be acceptable at this time. However, the ESA requires one minor exception. The second page of the ESA must be revised to include Select's fax number and instructions for customers to submit the cancellation page to Select through fax.

     The Department recognizes that the EGSA is only a working draft at this time. Therefore, the Department will order Select to submit a final, complete version of its EGSA no later than January 31, 2000. Select anticipates that the residential market will take time to develop. Select Brief, p. 8. In light of this, the Department's timeframes for submission of the EGSA and Customer Rights Handbook will allow Select sufficient time to produce these documents.

     3.   Acquisition of Customer Information

     According to CL&P's website, as of November 15, 1999, CL&P has provided Select with the billing histories of 3500 customers and interval load data for 45 customers. When questioned about this at the hearing, Select testified that it had received information and " . . . there are no instances where CL&P will just send us information from a customer that we are not already working with." Tr. 11/15/99, p.126.

     Section 16-245o(a) of the Conn. Gen. Stat. provides that CL&P, as an electric company,

     . . . shall make available to all electric suppliers customer names, addresses, telephone numbers, if known, and rate class. . . . Additional information about a customer for marketing purposes shall not be released to any electric supplier unless a customer signs a release which shall be made available to the Department.

     Select asserted that CL&P must have obtained customer releases prior to providing Select with such billing histories and interval load data information. Tr. 11/15/99, pp. 122-129. However, due to the large number of customer records involved, the Department is compelled to look into the circumstances surrounding the procurement of such releases. The Department is extremely concerned that Select may have been improperly provided with customer information. The Department intends to pursue this issue in depth in other proceedings. In the interim, the Department prohibits Select from soliciting, marketing, providing electric generation services to or entering into any contractual arrangement concerning electric generation services with any customers whose information, billing history or load data have been provided to Select by CL&P prior to the date of this Decision. The Department will require Select to submit to the Department all the customer information Select has received from CL&P up to the date of this Decision.

III. FINDINGS OF FACT

1. Select is a public corporation organized in Connecticut on September 26, 1996, with principal offices in Berlin, Connecticut.

2. Select is a wholly-owned subsidiary of NU Enterprises, Inc. which is a wholly-owned, unregulated subsidiary of NU.

3. Select intends to operate as a marketer of electric generation services.

4. Select  proposes  to  offer electric generation services to all customer
   classes   (commercial,  industrial,   residential,   and   governmental)
   throughout Connecticut.

5. To date, Select has provided a total of approximately 500 MWs of electric generation services to retail end-use customers in Rhode Island, Massachusetts, New Hampshire, New York and Pennsylvania.

6. Select proposes to demonstrate compliance with the renewable portfolio requirements through contracts with entities that have resources that meet the requirements in the statutes.

7. Select has entered into an agreement with NGC, a corporate affiliate, to provide Select with output from NGC's Class II renewable resources.

8. Select has no employees of its own. Certain NUSCO employees provide full-time functional support for Select while other NUSCO employees provide Select with part-time administrative support in a variety of functional areas.

9. From January to October of 1999, a number of Select officers have been assigned to perform services for both Select and CL&P.

10. Select carries general liability, professional liability and workers' compensation insurance policies that are specifically intended to provide for or support its financial fitness to perform its obligations as a electric supplier licensee.

11. Select has posted a performance guarantee in the amount of $250,000 from NU to pledge its full and prompt performance of its payment obligations.

12. Select has no history of bankruptcy, dissolution, merger or acquisition in the two calendar years immediately preceding this Application.

13. Select is currently not prepared to serve residential customers.


14. Select Energy will not require security deposits from residential customers.

15. Select Energy's "Customer Rights Handbook" has not been completed.

16. As of November 15, 1999, CL&P has provided Select with the billing histories of 3500 customers and interval load data for 45 customers.


IV.  CONCLUSION AND ORDERS

A.   CONCLUSION

     Based on the evidence presented, the Department concludes that Select has adequate technical, managerial, and financial capabilities, as required under Conn. Gen. Stat. <section>16-245, to provide electric generation services to commercial and industrial customers in Connecticut. Prior to Select being allowed to serve residential customers, it must provide certain documents for Department review and approval, as ordered below. The Department is extremely concerned about Select's employee sharing arrangement with CL&P. The Department is also very concerned that Select might have been provided with customer information, billing history and load data prior to having obtained proper customer releases. Therefore, at this time, the Department grants Select only a provisional electric supplier license. To obtain a non-provisional license, Select must demonstrate to the satisfaction of the Department that Select fully observes and complies with the Code of Conduct and other Connecticut law. The provisional license will be effective from December 16, 1999 to June 30, 2000. The Department intends to open a docket to conduct a full investigation into these matters.

B.   ORDERS

1. No later than December 17, 1999, Select shall submit to the Department a complete list of the names of all Select's officers, managers and supervisors and their respective titles. From the date of this Decision to January 1, 2001, Select shall notify the Department of any realignment of Select's officers, managers and supervisors at least 10 days prior to implementing such changes.

2. No later than December 20, 1999, Select shall submit to the Department all the customer information Select received from CL&P prior to the date of this Decision.

3. No later than December 20, 1999, Select shall file its September 30, 1999 quarterly financial statements.

4. No later than December 30, 1999, Select shall file a revised Customer Service Plan that reflects its current policy of not requiring security deposits from residential customers.

5. No later than January 31, 2000, Select shall submit a complete version of its Customer Rights Handbook to the Department.

6.   No  later  than January 31, 2000,  Select  shall  submit   the  final,
     complete version of its residential Electric Generation Services Agreement to the Department for review and approval.

7. No later than April 15, 2000, Select shall file its 1999 audited financial statements.

8. No later than June 1, 2000, and every six months thereafter, Select shall demonstrate to the Department that Select has complied with the renewable portfolio requirements.

9. Not less than 20 days before Select executes its first contract for the sale of electric generation services to an end use customer in Connecticut, Select shall file with the Department an affidavit concerning Select's capability to exchange data with the electric distribution companies in accordance with Conn. Agencies Regs.
     <section>16-245-3(b).

10. Select shall notify the Department within 30 days of the institution of renewable energy portfolio requirements in any other state in which Select is licensed to provide electric generation services. If applicable, Select shall notify the Department immediately of the existence of renewable energy portfolio requirements in any other state in which Select is licensed to provide electric generation services.

11. Select shall submit its revised residential Electric Generation Services Agreement to the Department prior to implementing any changes in Select's current credit-screening criteria or security deposit procedures.

12. Select shall maintain its customer complaint records to indicate: (1) the date of the complaint; (2) the name and address of the complainant; (3) the address or location of the complaint; (4) a description of the complaint; and (5) a description of the resolution of the complaint .

13. Select shall provide the Department with any changes to Select's customer service practices, procedures or policies in writing at least 10 business days prior to the effective date of such changes.

14. Until authorized by the Department, Select shall not solicit, market, provide electric generation services to or enter into any contractual arrangement concerning electric generation services with any customers whose information, billing history or load data were provided to Select by CL&P prior to the date of this Decision.

15. When marketing its electric generation services or soliciting customers, Select shall inform potential customers that Select has only a provisional electric supplier license effective from December 16, 1999 to June 30, 2000.



**FOOTNOTES**

{1} For purposes of Conn. Agencies Regs <section>16-245-2, security means bond, letter of credit, guarantee, or other appropriate financial instrument from a creditworthy financial institution or other security as determined by the Department. Such security shall name the Department as obligee.

DOCKET NO. 99-08-03 APPLICATION OF SELECT ENERGY, INC. FOR AN
                    ELECTRIC SUPPLIER LICENSE


This Decision is adopted by the following Commissioners:


                Glenn Arthur
                John W. Betkoski, III
                Jack R. Goldberg



                          CERTIFICATE OF SERVICE

     The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.


                             ------------------------------------    ----------
                             Louise E. Richard                       Date
                             Acting Executive Secretary
                             Department of Public Utility Control